CUSIP No. 89579K 10 9                                          Page 1 of 5 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)1

                              Triad Hospitals, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   89579K 10 9
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                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe                                Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan Rather               New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 2002
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 89579K 10 9                                         Page 2 of 5 Pages


1)   Name of Reporting Person                 Welsh, Carson, Anderson
     and I.R.S. Identification                  & Stowe VIII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
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2)   Check the Appropriate Box                      (a) [ ]
     if a Member of a Group                         (b) [ ]
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3)   SEC Use Only

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4)   Source of Funds                                 OO

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5)   Check if Disclosure of
     Legal Proceedings Is                           Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
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6)   Citizenship or Place
     of Organization                                Delaware
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Number of                       7)   Sole Voting    4,512,726 shares of
Shares Beneficially                  Power          Common Stock
Owned by Each
Reporting Person
                                -----------------------------------------------
                                8)   Shared Voting
                                     Power                -0-
                                -----------------------------------------------
                                9)   Sole Disposi-  4,512,726 shares of
                                      tive Power    Common Stock
                                -----------------------------------------------
                                10)  Shared Dis-
                                     positive Power       -0-
                                -----------------------------------------------
11)  Aggregate Amount Beneficially                  4,512,726 shares of
         Owned by Each Reporting Person             Common Stock
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12)  Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
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13)      Percent of Class
         Represented by                           6.2%
         Amount in Row (11)
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14)      Type of Reporting
         Person                                                        PN
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CUSIP No. 89579K 10 9                                         Page 3 of 5 Pages

                         Amendment No. 5 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D filed with the Commission on May 3, 2001, Amendment No. 1 thereto filed on September 5, 2001, Amendment No. 2 thereto filed on January 9, 2002, Amendment No.3 thereto filed on March 20, 2002 and Amendment No. 4 thereto filed on April 9, 2002 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          The following information is based on a total of 72,365,176 shares of Common Stock outstanding as of March 15, 2002, as reported in the Issuer's Report on Form 10-K for the period ended December 31, 2001 filed with the Commission on March 29, 2002:

          (a)

          WCAS VIII and VIII Associates
          -----------------------------

          WCAS VIII owns 4,512,726 shares of Common Stock, or approximately 6.2% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          Managing Members of VIII Associates
          -----------------------------------

          (i) Patrick J. Welsh directly beneficially owns 34,584 shares of Common Stock and indirectly beneficially owns (through a family foundation) 30,803 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ii)Russell L. Carson directly beneficially owns 612,966 shares of Common Stock (including 13,475 shares issuable upon exercise of stock options) and indirectly beneficially owns (through a trust for the benefit of his children) 1,232 shares of Common Stock, or in the aggregate approximately 0.8% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 378,715 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

          (iv) Thomas E. McInerney owns 117,868 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (v) Robert A. Minicucci owns 2,445 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Anthony J. deNicola owns 3,493 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.
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CUSIP No. 89579K 10 9                                         Page 4 of 5 Pages

          (vii) Paul B. Queally owns 2,618 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) Lawrence B. Sorrel owns 4,657 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Jonathan M. Rather owns 932 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS VIII. Each of the managing members of VIII Associates disclaims beneficial ownership of all Common Stock other than that he owns directly or by virtue of his indirect pro rata interest, as a managing member of VIII Associates, in the Common Stock owned by WCAS VIII.

          (c) On March 19, 2002 Russell L. Carson sold 50,000 shares of Common Stock in the open market at $32.94 per share. On March 21, 2002 Anthony J. deNoicola sold 294 shares of Common Stock in the open market at $33.00 per share. On March 22, 2002 Patrick J. Welsh sold 53,200 shares of Common Stock in the open market at $33.44 per share. Between April 5, 2002 and April 11,2002, WCAS VIII sold an aggregate 1,250,000 shares of Common Stock in open market transactions, at an average sale price of $35.73 per share.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the Common Stock owned by WCAS VIII.

          (e) Not Applicable.

CUSIP No. 89579K 10 9                                         Page 5 of 5 Pages


                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                By:  WCAS VIII Associates, LLC, General Partner


                                By:  /s/ Jonathan M. Rather
                                   ------------------------------
                                        Managing Member



Dated: April 11, 2002